SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                      (Amendment No.__)

                      Tower Automotive, Inc.
                         (Name of Issuer)

              Common Stock, par value $.01 per share
                  (Title of class of securities)

                           891707 10 1
                         (CUSIP number)

                   John R. Leekley, General Counsel
                 MascoTech, Inc., 21001 Van Born Road
                       Taylor, Michigan 48180
                            313-274-7405
           (Name, address and telephone number of person
           authorized to receive notices and communications)

                            May 31, 1996
     (Date of event which requires filing of this statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                      (Page 1 of 8 Pages)




















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CUSIP NO. 891707-10-1        13D           Page 2 of 8 Pages

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
      MascoTech, Inc.
      38-2513957

2)    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (A)[ ](B)[ ]

3)    SEC USE ONLY

4)    SOURCE OF FUNDS
      00

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      7)    SOLE VOTING POWER
            0

      8)    SHARED VOTING POWER
            785,000

      9)    SOLE DISPOSITIVE POWER
            785,000

      10)   SHARED DISPOSITIVE POWER
            0

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      985,000

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.9%

14)   TYPE OF REPORTING PERSON
      CO















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CUSIP No. 891707-10-1        13D          Page 3 of 8 Pages


ITEM 1.     SECURITY AND ISSUER.

      Common Stock, par value $.01 per share, of Tower Automotive, Inc. ("Tower"), 4508 IDS Center, Minneapolis, Minnesota 55402

ITEM 2.     IDENTITY AND BACKGROUND.

Information Relating to MascoTech, Inc.

      a) This Schedule is being filed by MascoTech, Inc., a Delaware corporation ("MascoTech").

      b) The principal executive and business offices of MascoTech are located at 21001 Van Born Road, Taylor, Michigan 48180.

      c) MascoTech is a manufacturer and supplier of metal-worked products for the automotive industry.


Information Relating to the Executive Officers and Directors of MascoTech.

(a) and (b)                               (c)
                                          Present Principal Occupation
Name and Business Address                 and Position with MascoTech

Richard A. Manoogian                      Chairman of the Board and Chief
21001 Van Born Road                       Executive Officer of MascoTech
Taylor, Michigan 48180

Peter A. Dow                              Private Investor; Director of
191 Ridge Road                            MascoTech
Grosse Pointe Farms, Michigan
                        48236

Roger T. Fridholm                         President of The St. Clair
The St. Clair Group                       Group; Director of MascoTech
15840 Lakeview
Grosse Pointe, Michigan 48230


















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CUSIP No. 891707-10-1        13D           Page 4 of 8 Pages


(a) and (b) (continued) (c) (continued)
                                          Present Principal Occupation
Name and Business Address                 and Position with MascoTech

Eugene A. Gargaro, Jr.                    Vice President and Secretary of
21001 Van Born Road                       Masco Corporation; Director of
Taylor, Michigan 48180                    MascoTech

Erwin H. Billig                           Director of MascoTech
21001 Van Born Road
Taylor, Michigan 48180

John A. Morgan                            Partner, Morgan Lewis Githens
767 Fifth Avenue                          & Ahn, investment bankers;
44th Floor                                Director of MascoTech
New York, New York 10153

Lee M. Gardner                            President and Chief
21001 Van Born Road                       Operating Officer of MascoTech
Taylor, Michigan 48180

Timothy Wadhams                           Vice President, Controller
21001 Van Born Road                       and Treasurer of MascoTech
Taylor, Michigan 48180
































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CUSIP No. 891707-10-1        13D          Page 5 of 8 Pages


General

      d) MascoTech has not been and, to the best of MascoTech's knowledge, none of the above-named persons has been convicted in a criminal proceeding during the last five years.

      e) MascoTech has not and, to the best of MascoTech's knowledge, none of the above-named persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      f) To the best of MascoTech's knowledge, all of the above-named individuals are citizens of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On May 31, 1996, MascoTech sold all of the capital stock of its subsidiary MascoTech Stamping Technologies, Inc. to a subsidiary of Tower and received in exchange cash, a promissory note, 785,000 shares of Tower common stock and warrants to purchase 200,000 shares of Tower common stock at a price of $18 per share. The closing price of Tower common stock on May 31, 1996 as reported in THE WALL STREET JOURNAL was $24-1/8 per share.


ITEM 4.     PURPOSE OF TRANSACTION.

      The 785,000 shares of Tower common stock and warrants to purchase 200,000 shares of Tower common stock at $18 per share were acquired by MascoTech as part of the consideration received by MascoTech for the sale of all of the capital stock of MascoTech's subsidiary MascoTech Stamping Technologies, Inc. MascoTech presently intends to dispose of the Tower common stock held by it, including the shares of common stock issuable upon exercise of the warrants, subject to market conditions and other factors. Tower has filed a registration statement with the Securities and Exchange Commission for an offering of Tower common stock, and MascoTech intends to sell up to 500,000 shares of Tower common stock in connec-tion with the offering by Tower.


















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CUSIP No. 891707-10-1        13D          Page 6 of 8 Pages


ITEM 5.     INTEREST IN SECURITIES OF ISSUER.

      None of the persons identified in response to Item 2 beneficially owns any shares of Tower common stock.

      As of May 31, 1996, MascoTech beneficially owned 985,000 shares of Tower common stock, of which (i) 785,000 shares were held directly, and (ii) 200,000 shares were issuable upon exercise of warrants (at a purchase price of $18 per share). Based on the number of shares of Tower common stock outstanding as reported in Tower's Quarterly Report on Form 10-Q for the quarter ended
March 31, 1996, MascoTech may be deemed to be the beneficial owner of 8.9% of Tower common stock (including shares issuable upon exercise of the warrant).

      In connection with acquiring the shares of Tower common stock and warrants therefor, MascoTech entered into a Registration Rights and Voting Agreement with Tower (the "Registration Agreement"). Under the Registration Agreement, MascoTech agreed to vote its shares of Tower common stock in the same manner as Onex U.S. Investments, Inc., an Ontario corporation ("Onex"), votes its shares of Tower common stock, and agreed to execute and deliver to Onex proxies to vote MascoTech's shares of Tower common stock. Without MascoTech's express consent, MascoTech's shares will not be voted for any matter which would change the shares of Tower common stock held by MascoTech or Onex or convert or exchange such shares into or for different securities, except that MascoTech's consent would not be required if the shares held by MascoTech and Onex are changed identically or converted into or exchanged for the same type of securities in proportion to their respective holdings of Tower common stock, on terms consis-tent with Tower's Certificate of Incorporation, as is reasonably determined by Onex.

      The Registration Agreement continues until the earliest of (i) the date MascoTech or any affiliate ceases to own such shares of Tower common stock, (ii) the date the MascoTech shares cease to be a "restricted security" under Rule 144, or (iii) May 31, 2006.

      MascoTech may be considered to share voting power with Onex with respect to the 785,000 shares of Tower common stock held by it. MascoTech has sole power to dispose of or direct the disposition of 785,000 shares of Tower common stock held by it.


















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CUSIP No. 891707-10-1        13D          Page 7 of 8 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Neither MascoTech nor, to the best of its knowledge, any of the individu-als referred to in response to Item 2 above, have any material contracts, arrangements, understandings or relationships with any person with respect to any securities of Tower, except for the Stock Purchase Warrant and the Registra-tion Agreement described in Item 5 above.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.a Registration Rights and Voting Agreement dated as of May 31, 1996 between Tower Automotive, Inc. and MascoTech, Inc.

Exhibit 99.b      Stock Purchase Warrant.








































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CUSIP No. 891707-10-1        13D          Page 8 of 8 Pages


                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 1996

                                          MASCOTECH, INC.


                                          By /s/Timothy Wadhams
                                            Timothy Wadhams
                                            Vice President








































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                                  EXHIBIT INDEX



Exhibit

Exhibit 99.a Registration Rights and Voting Agreement dated as of May 31, 1996 between Tower Automotive, Inc. and MascoTech, Inc.

Exhibit 99.b      Stock Purchase Warrant.











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